UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 0-21714

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Commercial & Savings Bank

401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSB Bancorp, Inc.

91 North Clay Street

Millersburg, Ohio 44654

REQUIRED INFORMATION

1.	Audited Financial Statements and Supplemental Schedule of The Commercial & Savings Bank 401(k) Retirement Plan Including:

The Report of Independent Registered Public Accounting Firm: Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012; and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013 and 2012.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm – S.R. Snodgrass, P.C.

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

MILLERSBURG, OHIO

AUDIT REPORT

DECEMBER 31, 2013

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of The Commercial & Savings Bank 401(k) Retirement Plan

Millersburg, Ohio

We have audited the accompanying statement of net assets available for benefits of The Commercial & Savings Bank 401(k) Retirement Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Commercial & Savings Bank 401(k) Retirement Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ S.R. Snodgrass, P.C.

Wexford, PA

June 25, 2014

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS

Participant directed investments at fair value:
Money market mutual funds	$983,305	$960,452
Mutual funds	7,168,975	5,532,123
Common stock	1,523,173	1,228,930

Total Participant-directed investments	9,675,453	7,721,505

Employer profit sharing contributions receivable	172,675	144,600
Notes receivable from participants	151,490	101,511
Interest receivable	2,109	194
Cash and cash equivalents	43,726	4,800

Total assets available for benefits	10,045,453	7,972,610

LIABILITIES

Excess contributions	9,341	5,355

Net assets available for benefits	$10,036,112	$7,967,255

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK

401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31,

	2013	2012
ADDITIONS IN NET ASSETS ATTRIBUTED TO:

Realized gain and net appreciation in fair value of investments	$1,347,920	$475,466
Interest and dividends	131,180	118,760
CSB Bancorp, Inc. dividends	54,102	50,240

Total investment income	1,533,202	644,466
Interest income on notes receivable from participants	5,711	3,546

Employee contributions	386,363	382,139
Rollover contributions	251,144	416,942
Employer contributions	278,316	243,091

Total contributions	915,823	1,042,172

Total additions	2,454,736	1,690,184

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	385,879	466,181

Total deductions	385,879	466,181

Net increase	2,068,857	1,224,003
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	7,967,255	6,743,252

End of the year	$10,036,112	$7,967,255

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Interested participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of The Commercial and Savings Bank (the “Bank”), who have completed three months of service, attained age 21, and completed required service hours. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Board of Trustees is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Trustees.

Contributions

Plan participants may defer and contribute up to 100 percent of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code. The Plan presently offers ten mutual funds, a money market fund, and CSB Bancorp, Inc., common stock as investment options for Plan participants.

The Bank has agreed to make periodic matching contributions of 50 percent of each participant’s elective deferral contribution, up to a maximum of 2 percent of annual compensation (as defined). The Plan also stipulates the Bank may make discretionary profit sharing contributions. To receive the annual profit sharing contributions, a participant must be employed at the Bank on the last day of the Plan year unless the participant has died, become disabled, or reached normal retirement age during the year. The Bank’s profit sharing contributions are generally made in the first quarter subsequent to the Plan’s year end.

Participant Accounts

Each participant’s account is credited with the participant’s compensation deferral contribution, an allocation of the Bank’s matching and profit sharing contributions, and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus or minus actual earnings or losses thereon. Vesting in the sponsor’s contributions in the Plan, plus earnings or losses thereon is based on years of continuous service. Participants vest at the rate of 33 percent per year and are fully vested after three years of credited service.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued by unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear fixed interest rates that range from 4.25 percent to 5.0 percent, which are commensurate with local prevailing rates as determined monthly by the plan administrator. For active employees, principal and interest is paid ratably through bi-weekly payroll deductions. For other participants, principal and interest may be paid through direct payment while the participant account remains in the Plan.

Payment of Benefits

The normal retirement date is the date a participant reaches age 59.5. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant’s account as, a lump sum or in installments. If the participant is not married at the time of death, the participant’s beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made monthly, quarterly or annually over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.

Forfeitures

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represent forfeitures. Matching contribution and profit sharing forfeitures revert back to the Plan and are allocated to all active participants based on relative compensation.

Forfeitures, including employer matching and profit sharing contributions, allocated to active participants aggregated $1,380 and $5,773 at December 31, 2013 and 2012, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Use of Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ significantly from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specified fund. The fair value of CSB Bancorp, Inc. common stock is determined based on a quoted market price. Cash equivalents are valued at cost, which approximates fair value.

The net appreciation in fair value of investments includes gain and loss on investments purchased and sold, as well as held during the year. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contribution Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2013 excess contributions to the applicable participants prior to March 15, 2014.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses relating to participant record keeping, investment trust services, plan audit and Form 5500 preparation are paid directly by the Bank. Such costs amounted to $79,552 and $69,853 for the years ended December 31, 2013 and 2012, respectively.

NOTE 3 - INVESTMENTS

The Plan investments are administered by The Commercial & Savings Bank Trust Department (Trustee).

The Plan’s investments change in fair value are as follows for the years ended December 31,

	2013	2012
Mutual funds	$1,106,662	$408,654
Common stock	139,715	7,440

Net appreciation in fair value	$1,246,377	$416,094

The fair values of investments by investment type of the Plan’s net assets available for benefits as of December 31 are as follows:

	2013	2012
Cash and cash equivalents	$43,726	$4,800
Money market mutual funds	983,305	960,452
Common Stock:
Financial	1,523,173	1,228,930
Equity Mutual Funds:
Emerging markets	91,282	76,302
International	730,325	544,586
Large cap	2,989,864	2,132,581
Mid cap	1,166,408	839,229
Small cap	844,434	554,615
Fixed Income Mutual Funds:
Government	1,346,662	1,384,810

	$9,719,179	$7,726,305

The following presents investments that represent 5 percent or more of the Plan assets available for benefits at December 31:

	2013	2012
CSB Bancorp, Inc.	$1,523,173	$1,228,930
Federated Income Trust I	708,951	730,717
Federated Government Obligations Fund	983,305	960,452
T Rowe Price Growth Stock Fund	1,562,616	1,106,903
T Rowe Price Capital Appriciation Fund	1,001,200	757,408
Vanguard International Fund Investor	730,325	544,586
Vanguard Mid-Cap Index Fund Investor	—	839,229
Vanguard Mid-Cap Index Fund Signal	1,166,408	—
Vanguard Small-Cap Growth Index Fund Investor	844,434	554,615

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability or asset if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010. On March 31, 2008 the Internal Revenue Service issued a letter to Retirement Direct LLC., provider of the Bank’s Prototype Plan, that the form of Plan submitted was acceptable for use by employers for the benefit of their employees in accordance with applicable sections of the Internal Revenue Code. As a result, the Plan Administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of the Bank parent. Therefore, these transactions qualify as party-in-interest transactions. Other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services.

NOTE 7 - FAIR VALUE MEASUREMENTS

The Plan provides disclosures about assets and liabilities carried at fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three broad levels of the fair value hierarchy are described below:

Level I:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level II:	Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

Mutual funds: Valued at the daily closing price as reported by the Fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	December 31, 2013
	Level I	Level II	Level III	Total
Cash and cash equivalents	$43,726	$—	$—	$43,726
Money market mutual funds	983,305	—	—	983,305
Equity Mutual Funds:
Emerging Markets	91,282	—	—	91,282
International	730,325	—	—	730,325
Large Cap	2,989,864	—	—	2,989,864
Mid Cap	1,166,408	—	—	1,166,408
Small Cap	844,434	—	—	844,434
Fixed Income Mutual Funds:
Government	1,346,662	—	—	1,346,662
Common Stock:
Financial	1,523,173	—	—	1,523,173

Total Assets at Fair Value	$9,719,179	$—	$—	$9,719,179

	December 31, 2012
	Level I	Level II	Level III	Total
Cash and cash equivalents	$4,800	$—	$—	$4,800
Money market mutual funds	960,452	—	—	960,452
Equity Mutual Funds:
Emerging Markets	76,302	—	—	76,302
International	544,586	—	—	544,586
Large Cap	2,132,581	—	—	2,132,581
Mid Cap	839,229	—	—	839,229
Small Cap	554,615	—	—	554,615
Fixed Income Mutual Funds:
Government	1,384,810	—	—	1,384,810
Common Stock:
Financial	1,228,930	—	—	1,228,930

Total Assets at Fair Value	$7,726,305	$—	$—	$7,726,305

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Plan discloses the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract, which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Investments in interest receivable, notes receivable from participants, and cash and cash equivalents would be considered financial instruments. At December 31, 2013 and 2012, the carrying amounts of these financial instruments are at fair value.

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULE

THE COMMERCIAL & SAVINGS BANK

401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT YEAR END

EMPLOYER IDENTIFICATION NUMBER 34-0159850

PLAN NUMBER - 002

DECEMBER 31, 2013

(a)	(b) Identity of issuer	Description of investment, including maturity date, rate of interest, collateral or cost (c) Shares	(d) Cost*	(e) Current Value
	Federated Government money market fund	983,305		$983,305
	Mutual Funds:
	Federated Income Trust	69,779		708,951
	Federated US Government Securities, 2-5 yr	41,596		460,468
	T Rowe Price Capital Appreciation	39,018		1,001,200
	T Rowe Price Growth Stock Fund	29,724		1,562,616
	Vanguard 500 Index Fund Investor	3,028		426,048
	Vanguard Emerging Markets	2,796		91,282
	Vanguard Inflation-Protected Securities	6,959		177,243
	Vanguard International Value Fund Investor	19,538		730,325
	Vanguard Mid-Cap Index Fund Signal	27,138		1,166,408
	Vanguard Small Cap Growth Index Fund Investor	24,569		844,434

				8,152,280

**	Participant loans	interest rates of 4.25-5%, maturing within 5 years		151,490
**	Common Stock - CSB Bancorp, Inc.			1,523,173
	Cash and cash equivalents			43,726

	Total			$9,870,669

*	Per ERISA guidelines, the cost of investments is not required to be included on this schedule.
**	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Commercial & Savings Bank
401 (k) Retirement Plan

DATE	/s/ Thomas S. Rumbaugh
June 25, 2014	as Plan Administrator

EXHIBITS INDEX

Exhibit No.	Description	Page no.

23	Consent of Independent Registered Public Accounting Firm	15